                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended September 30, 1999
                          ------------------
                                       OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 (NO FEE REQUIRED)

For  the transition period from ____________________ to ______________________

Commission file number     1-10285
                           -------

                         BIOMAGNETIC TECHNOLOGIES, INC.
                        1992 EMPLOYEE STOCK PURCHASE PLAN
                        ---------------------------------
                            (Full title of the plan)


                         Biomagnetic Technologies, Inc.
          9727 Pacific Heights Blvd., San Diego, California 92121-3719
          ------------------------------------------------------------
               (Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office)


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                         BIOMAGNETIC TECHNOLOGIES, INC.
                        1992 EMPLOYEE STOCK PURCHASE PLAN


                          Index To Financial Statements
                          -----------------------------

                                                                         Page
                                                                         ----


Report of Independent Public Accountants                                  2

Statements of Net Assets Available for Benefits                           3
at September 30, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits                4
for the years ended September 30, 1999, 1998 and 1997

Notes to Financial Statements                                             5


Signatures                                                                8

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                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee and Participants of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the Plan) as of September 30, 1999 and 1998 and the related statements of changes in net assets available for benefits for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has historically reported net losses and negative cash flows from operations and has short-term liquidity concerns that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ARTHUR ANDERSEN LLP

San Diego, California
November 24, 1999

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                         BIOMAGNETIC TECHNOLOGIES, INC.
                        1992 EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          September 30,

                                                     1999                  1998
                                                     -----                 -----
 Cash and cash equivalents                        $  78,091             $ 39,104

Participant contributions receivable                      -                3,086
                                                  ----------              ------
Net assets available for benefits                 $  78,091             $ 42,190
                                                  ==========              ======



                 See accompanying notes to financial statements

                         BIOMAGNETIC TECHNOLOGIES, INC.
                        1992 EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                       Years Ended September 30,

                                             1999               1998                1997
                                            --------           -------          ---------
Participant contributions                   $68,688             $77,277         $146,175

Interest income                               1,186              3,229             6,087

Benefits paid to participants               (33,973)          (182,046)         (102,963)
                                            --------          ----------        ---------


Net increase (decrease) in net assets
   available for benefits                    35,901           (101,540)            49,299

Net assets available for benefits:

  Beginning of year                          42,190             143,730            94,431
                                             ------             -------            ------


  End of year                               $78,091             $42,190          $143,730
                                            =======             =======          ========


                 See accompanying notes to financial statements

                         BIOMAGNETIC TECHNOLOGIES, INC.
                        1992 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE A.  PLAN DESCRIPTION

In January 1992, the shareholders approved the establishment of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the "Plan") under Section 423 of the Internal Revenue Code. The Plan is intended to provide eligible employees with the opportunity to acquire an equity interest in Biomagnetic Technologies, Inc. (the "Company") through the acquisition of purchase rights, implemented in a series of purchase periods. The Plan is administered by a committee of two or more members of the Company's board of directors, (the "Plan Administrator"), as appointed by such board.

Generally, employees are eligible for participation in the Plan in the calendar quarter following their first 90 days of continuous employment with the Company. After enrollment, payroll deductions are made to acquire shares under the Plan up to a maximum of the lesser of 15% of base salary or $25,000 per calendar year. Participants are fully vested at all times in the portion of their account attributable to their contributions. A participant may purchase a maximum of 40,000 shares during any one purchase period. In addition, each participant is limited to purchases of $25,000 worth of the Company's stock when combined with any other Company stock purchase plan during any calendar year. Under no circumstances shall a purchase right be granted under the Plan to any Eligible Employee if such individual would immediately after the grant, own more than 5% of the total combined voting power of the Company.

The purchase price of the shares is the lesser of 85% of the fair market value of the shares on the date the purchase right is granted or 85% of the fair market value of the shares on the date the purchase period ends. The purchase rights may be terminated by the participant at any time. The balance in the participant's account, including accrued interest, which is credited to the participant's account based on the participant's contributions proportionate to the total contributions of all participants, will be returned to the participant upon such termination. In addition, if the participant's employment is terminated, any outstanding purchase rights are terminated and the balance in the payroll deduction account will be returned to the participant. If the participant dies or is permanently disabled, the participant's estate or the participant has the option to receive the balance in the payroll deduction account or purchase the shares at the end of the purchase period.

The Plan provides for automatic purchase of shares from the funds deducted from the participant's pay and earnings thereon at the end of the purchase period, subject to a pro-rata allocation if the Stock Purchase Plan is oversubscribed.

The Plan will terminate upon the earlier of (i) December 31, 2001, (ii) sale of all shares available for issuance or, (iii) termination by the Company immediately following the close of any purchase period. The total number of shares authorized for future purchases under the Plan is 635,949 at September 30, 1999. There were no issuances of common stock for the purchase period ending March 31, 1998. The next purchase period is from April 1, 1998 to March 31, 2000.

Participants should refer to the Plan document for a more complete description of the Plan's provisions.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments consist of U.S. Government treasury securities that are stated at fair value based on quoted market prices. The Plan's investments are held in a Company administered bank account and all investment decisions are directed by the Plan Administrator.

INVESTMENT INCOME

Income from investments is recorded on the accrual basis. In accordance with the policy of stating investments at fair value, changes in net unrealized appreciation or depreciation in the fair value of investments are reflected in the statement of changes in net assets available for benefits in the year in which such a change in value occurs.

ADMINISTRATIVE EXPENSES OF THE PLAN

All expenses incurred in the administration of the Plan are paid by the Company.

CONTRIBUTIONS

Contributions to the Plan originate from after-tax payroll deductions of the participants.

BENEFITS PAID

Benefits paid represent the cost to the participants of the stock acquired as well as any cash payouts due to terminations or elections by the participants.

INCOME TAXES

The Plan Administrator believes that the Plan was established under, and is operated in compliance with, Section 423 of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan and earnings of the Plan are tax exempt as of the financial statement date.

NOTE C.  OPERATIONS AND CAPITAL RESOURCES OF THE COMPANY

The Company incurred net losses of $7,464,000, $4,968,000, and $5,242,000 in fiscal 1999, 1998 and 1997, respectively. The Company had negative cash flows from operations of $8,602,000, $5,520,000, and $2,032,000 in fiscal 1999, 1998 and 1997, respectively. At September 30, 1999, the Company has an accumulated deficit of $98,286,000, net capital of $4,106,000 and working capital of $3,273,000. Management anticipates that capital and working capital requirements in fiscal 2000 will substantially exceed cash projected to be generated by operations. Historically, the Company has used proceeds from private placements of stock and debt offerings to fund its operating and capital requirements.

Based on its current operating plans, revenue expectations, expected capital expenditures, expected working capital requirements and existing capital resources, the Company anticipates that it will be able to fund operations through the second quarter of fiscal 2000. The realization of the Company's operating plans is dependent upon its ability to successfully close a number of Magnes 2500 WH system sales in the current highly competitive market for the limited number of systems being purchased worldwide. There can be no assurance that sufficient sales of the Company's Magnes systems will be achieved in order to realize the current operating plans. Even if the Company meets its operating plan, the Company must continue to fund its operating needs, and is currently considering a number of financing alternatives, such as corporate partnerships and the sale of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

Participants should refer to the Company's filing on Form 10-K for its year ended September 30, 1999 for a complete presentation of the Company's financial position and results of operations.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


     BIOMAGNETIC TECHNOLOGIES, INC.
     1992 EMPLOYEE STOCK PURCHASE PLAN




     By:/s/ D. Scott Buchanan                        Date: December 20, 1999
    -----------------------                          -----------------------
            D. Scott Buchanan
            Biomagnetic Technologies, Inc.
            1992 Employee Stock Purchase
            Plan Administrative Committee